CONSENT OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
l’Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

I, Alan Noble, do hereby consent to the filing of the written disclosure of the technical report entitled “Technical Report on the Tonkin Springs Gold Property, Nevada U.S.A.” (the “Technical Report”) dated January 20, 2006 and any extracts from or summary of the Technical Report in the offer (the “Offer”) included in the offer to purchase dated February 12, 2007 made by U.S. Gold Corporation and US Gold Acquisition Corporation to the holders of common shares of White Knight Resources Ltd.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Offer contains any misrepresentation of the information contained in the Technical Report.

Dated this 12th day of February, 2007.

(“signed”)
Alan Noble